UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 13, 2017
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________
Enclosure:  A press release dated December 12, 2017 announcing STMicroelectronics’ Acquisition of Atollic.

PR N°. C2839C

STMicroelectronics Acquires Atollic, an Embedded-Systems Company Engineering Integrated Development Environments for Arm®-core-based Microcontrollers

•	Acquisition extends industry-leading STM32 microcontroller ecosystem with top-tier Integrated Development Environment
•	First consolidated offering anticipated in the tool’s next release

Geneva, Switzerland, December 12, 2017 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced its acquisition of software-development tools specialist Atollic. Atollic is the supplier of TrueSTUDIO®, a professionally-recognized and highly regarded Integrated Development Environment (IDE) for the embedded development community focusing on Arm® Cortex®-M microcontrollers, like ST’s market-leading STM32 family of 32-bit microcontrollers (MCUs).

A top supplier of 32-bit MCUs with a powerful hardware and software ecosystem that accelerate and facilitate application development, STMicroelectronics sees the addition of TrueSTUDIO as further strengthening that offering. Created by an established world-class team of dedicated software tools experts, TrueSTUDIO is recognized as a leading open-source Eclipse-based IDE platform and already supports the STM32 family of Cortex-M based MCUs from ST. The acquisition will allow ST to guide the future evolution of the rich and advanced features of TrueSTUDIO with the STM32 ecosystem to a fully integrated software solution.

“The outstanding quality and depth of the STM32 MCU portfolio and its easy-to-use development ecosystem has positioned ST as a leader in embedded systems,” said Michel Buffa, Microcontroller Division General Manager, STMicroelectronics. “That position, and working closely with Atollic for many years as a top Gold Partner, has shown us the professional features and value TrueSTUDIO has delivered to demanding developers and will soon give STM32 developers a major competitive advantage with the availability of the STM32 TrueSTUDIO IDE for free.”

“As a leading software development tools vendor on the global market, I am delighted to see our tool and highly skilled professional team joining STMicroelectronics, a world leader in the 32-bit microcontroller market,” said Lars-Erik Stenkil, Atollic CEO.

ST has acquired Atollic for a cash payment of $7 million, funded with available cash, and a deferred earn-out contingent on certain conditions, which ST currently estimates will be about $1 million.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.
In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
STMicroelectronics N.V.

Date: December 13, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services